UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                TWIN LAKES, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                      None
                                 (CUSIP Number)

                            R&R Biotech Partners, LLC
                             c/o Kenneth Rose, Esq.
                       Morse, Zelnick, Rose & Lander, LLP
                           405 Park Avenue, Suite 1401
                            New York, New York 10022
                               Tel: (212) 838-5030
                               Fax: (212) 838-9190

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 6, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

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              1.  Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).

                  R&R Biotech Partners, LLC; 26-0083392
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              2.  Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a) __________________________________________________________

                  (b) ____X_____________________________________________________

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              3.  SEC Use Only _________________________________________________

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              4.  Source of Funds (See Instructions) (See item 3)_____AF________

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              5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)_________________________________________

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              6.  Citizenship or Place of Organization______Delaware____________

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              7.  Sole Voting Power____________9,450,000________________________
Number of
Shares        ------------------------------------------------------------------
Beneficially  8.  Shared Voting Power __________________________________________
Owned by
Each          ------------------------------------------------------------------
Reporting     9.  Sole Dispositive Power________9,450,000_______________________
Person With
              ------------------------------------------------------------------
              10. Shared Dispositive Power _____________________________________

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              11. Aggregate Amount Beneficially Owned by Each
                  Reporting Person __________________9,450,000__________________

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              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)_____________________________________

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

              13. Percent of Class Represented by Amount in Row (11)____73.14%__

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________________________________________________________________________________

              14. Type of Reporting Person (See Instructions)________OO_________

                  --------------------------------------------------------------
________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Twin Lakes, Inc., whose principal executive offices are located at 47 School Avenue, Chatham, New Jersey 07928 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

     (a)  The name of the reporting person is R&R Biotech Partners, LLC ("R&R").

     (b) The business address of the reporting person is 1270 Avenue of the Americas 16th Floor, New York, NY 10020.

     (c) R&R was formed for the purpose of investing in biotechnology companies.

     (d) R&R has not been convicted in any criminal proceedings during the last five years.

     (e) R&R has not been a party to any civil proceedings during the last five years.

     (f)  R&R is organized under the laws of the State of Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       R&R acquired the securities with funds received from its affiliate, Rodman & Renshaw, a registered broker-dealer.

ITEM 4.  PURPOSE OF TRANSACTION.

       Whereas the Issuer is a public shell company, the acquisition was made by R&R to acquire a controlling equity interest in the Issuer in contemplation of acquiring, in the future by merger, a company with a viable operating business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       (a) R&R is deemed to beneficially own all 9,450,000 shares, representing 73.14% of the outstanding shares of Common Stock. This percentage is based, as to the number of outstanding shares, upon the Issuer's statement as to the number of outstanding shares of Common Stock as set forth in its Annual Report on Form 10-KSB for the period ended December 31, 2005, filed with the Securities and Exchange Commission on February 28, 2006.

       (b) R&R has the sole power to vote or to direct the vote, and dispose or direct the disposition, of all 9,450,000 shares owned by it.

       (c) On March 6, 2006, R&R acquired beneficial ownership of all 9,450,000 shares of Common Stock from Turquoise Partners, LLC ("Turquoise") at a purchase price of $60,000. The transaction was effected at a closing by R&R delivering the purchase price and an executed copy of the Securities Purchase Agreement between R&R and Turquoise, dated March 6, 2006 (the "Purchase Agreement"), to Turquoise in exchange for the shares and a copy of the Purchase Agreement executed by Turquoise.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock purchased by R&R.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       A copy of the Purchase Agreement is attached hereto as Exhibit 99.1.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             March 7, 2006

                                             R&R Biotech Partners, LLC


                                             By: /s/ Thomas G. Pinou
                                             ------------------------
                                             Thomas G. Pinou
                                             Treasurer